Prudential?s Gibraltar Fund, Inc.
For the fiscal period ended 06/30/05
File number 811-01660

SUB-ITEM 77D
         Policies With Respect to Security Investment

PRUDENTIAL'S GIBRALTAR FUND, INC.


PROSPECTUS DATED MAY 1, 2004
SUPPLEMENT DATED JANUARY 31, 2005

The following replaces the fourth paragraph under the section of the prospectus entitled "Fund
Management":

Jennison typically follows a team approach in the management of its portfolios, while preserving individual accountability with respect to a particular portfolio.
The teams are generally
organized along product strategies (e.g., large cap growth, large cap value) and meet regularly to review the portfolio holdings and discuss purchase and sales activity of all accounts in the particular product strategy.

Effective as of January 20, 2005, Jeffrey Siegel has been replaced as portfolio manager.
Blair A. Boyer and Michael Del Balso are the portfolio managers of this portfolio. Mr.
Boyer generally has final authority over all aspects of the Fund's investment portfolio, including but not limited to, purchases and sales of individual securities, portfolio construction, risk assessment, and management of cash flows.
Mr. Boyer is an Executive
Vice President of Jennison. Mr. Boyer came to Jennison in
1993 after ten years with
Arnhold & S. Bleichroeder, Inc. In January 2003, Mr. Boyer joined the growth equity team, after co-managing international equity portfolios since joining Jennison. During his tenure as an international equity portfolio manager, he managed the Jennison
International Growth Fund from its inception in March 2000.
Mr. Boyer managed
international equity portfolios at Bleichroeder from 1989 to 1993. Prior to that, he was a research analyst and then a senior portfolio manager in the Verus Capital division at
Bleichroeder. Mr. Boyer graduated from Bucknell University in 1983 with a B.A. in Economics. He received an M.B.A. in Finance from New York University in 1989. Michael Del
Balso, an Executive Vice President of Jennison, also participates in the management of the Fund. Mr. Del Balso joined Jennison Associates in 1972.
He was appointed Director of
Research for Growth Equity in September 2003. Mr. Del Balso came to Jennison after four years with White, Weld & Company, where he was a Vice President, stockholder and followed growth companies with emphasis on the consumer area. He is a 1966 graduate of Yale
University and received his M.B.A. from Columbia University in 1968. Mr. Del Balso is a member of the New York Society of Security Analysts.

The portfolio managers for the Fund are supported by members of Jennison's growth equity and value equity teams, which are comprised of other portfolio managers, research analysts and other investment professionals of Jennison.
Team members provide research
support and make securities recommendations and support the portfolio managers in all activities, including making investment decisions with respect to the Fund's portfolio.
Members of the team may change from time to time.